March 15, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention:  Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products

  Re:            Culp, Inc.
Form 10-K for the Fiscal Year Ended May 1, 2016
Filed July 15, 2016
Form 8-K
Filed February 28, 2017
File No. 001-12597

Ladies and Gentlemen:

Culp, Inc. (the “Company”) acknowledges receipt of the letter dated March 7, 2017 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings.  The Company has subsequently discussed the timing of our response with Robert Babula of the Staff, and based on that discussion and our desire to fully respond to the Staff’s comments and meet other corporate responsibilities, the Company plans to provide its response to the comments contained in the letter on or before April 4, 2017.

If there is any problem with the proposed timing of our response, or if you have any questions regarding the foregoing, please contact me at (336) 881-5630.

Sincerely yours,

/s/ Kenneth R. Bowling

Kenneth R. Bowling
Chief Financial Officer
Culp, Inc.

cc:            Robert Babula, Staff Accountant

Culp, Inc.  ■  P.O. Box 2686  ■  1823 Eastchester Drive  ■  High Point, NC 27265  ■  336-889-5161